Exhibit 99.1

MEDIA CONTACT:	IR CONTACT:	FOR IMMEDIATE RELEASE
Karen Fenwick	Kate Robertson	May 4, 2022
Direct: +44 (0) 1740 608076	Direct: +1 (832) 663-4656

Venator Announces First Quarter 2022 Results;

Successful Selling Price Initiatives Mitigate Inflationary Costs

First Quarter 2022 Highlights

•	Net loss attributable to Venator of $3 million compared to $21 million in the prior year period

•	Adjusted EBITDA of $57 million compared to $49 million in the prior year period

•	Net cash used in operating activities of $86 million and free cash flow of $(103) million includes a primary working capital cash use of $87 million attributable to higher accounts receivables

•	Diluted loss per share of $0.03 and adjusted diluted earnings per share of $0.06

•	Compared to the fourth quarter of 2021, average TiO2 selling prices increased 12% in local currency, mitigating cost pressures, and TiO2 sales volumes increased 15%

•	Received $85 million cash in settlement with Tronox on April 25, 2022

	Three months ended
	March 31,		December 31,
(In millions, except per share amounts)	2022	2021	2021
Revenues	$659	$553	$535

Net (loss) income attributable to Venator	$(3)	$(21)	$14
Adjusted net income (loss) attributable to Venator(1)	$6	$1	$(5)
Adjusted EBITDA(1)	$57	$49	$40

Diluted (loss) earnings per share (4)	$(0.03)	$(0.20)	$0.13
Adjusted diluted earnings (loss) per share(1)	$0.06	$0.01	$(0.05)

Net cash (used in) provided by operating activities	$(86)	$(15)	$17
Free cash flow(3)	$(103)	$(27)	$(9)

See end of press release for footnote explanations

WYNYARD, UK - Venator Materials PLC (“Venator”) (NYSE: VNTR) today reported first quarter 2022 results with revenues of $659 million, net loss attributable to Venator of $3 million, adjusted net income attributable to Venator of $6 million and adjusted EBITDA of $57 million.

Simon Turner, President and CEO of Venator, commented:

“I am very pleased with our first quarter results, we are managing inflationary cost pressures well through our customer tailored price initiatives and cost mitigation actions. Demand for our products was strong across all our businesses and sectors and we expect this to continue. We increased production from our TiO2 manufacturing facilities during the first quarter; however, inventory volumes are at seasonally low levels, which had the effect of constraining sales volumes.

“On April 25, we successfully resolved a multi-year legal dispute with Tronox and received $85 million in cash. We intend to use a portion of the proceeds to reduce our debt and remain focused on strengthening our business and positioning Venator for success.”

Segment Analysis for 1Q22 Compared to 1Q21

Titanium Dioxide

The Titanium Dioxide segment generated revenues of $510 million for the three months ended March 31, 2022, an increase of $96 million, or 23%, compared to the same period in 2021. The increase was primarily due to a 29% increase in average local currency selling prices, which we implemented to recover higher costs of energy, raw materials, and shipping, and a 1% favorable impact of mix and other, partially offset by a 6% unfavorable impact from foreign currency translation, primarily as a result of the Euro weakening against the U.S. Dollar, and a 1% decrease in sales volumes compared to the same period in the prior year.

Adjusted EBITDA for the Titanium Dioxide segment was $49 million for the three months ended March 31, 2022, an increase of $9 million, or 23%, compared to the same period in 2021. The increase was primarily attributable to the increase in average selling price outpacing our increase in costs of raw materials, energy, and shipping.

Performance Additives

The Performance Additives segment generated revenues of $149 million for the three months ended March 31, 2022, an increase of $10 million, or 7%, compared to the same period in 2021. The increase primarily resulted from a 20% increase in average local currency selling price, which we implemented to recover higher costs of energy, raw materials and shipping, and a 1% increase in mix and other, partially offset by a 5% decrease in sales volumes, primarily driven by decreases in volumes in our functional additives and timber treatment businesses, and a 4% unfavorable impact from foreign currency translation primarily as a result of the Euro weakening against the U.S. Dollar. In addition, 5% of the decrease was due to lost revenue from our water treatment business, which we sold in the second quarter of 2021 and which accounted for approximately $6 million of revenue in the first quarter of 2021.

Adjusted EBITDA for the Performance Additives segment was $20 million for the three months ended March 31, 2022, a decrease of $3 million, or 13% compared to the same period in 2021. The decrease in adjusted EBITDA was primarily related to higher raw materials, energy and shipping costs, partially in excess of our increases in average selling price.

Corporate and other

Corporate and other represents expenses which are not allocated to our segments. Losses from Corporate and other were $12 million in the three months ended March 31, 2022 or $2 million lower than the same period in 2021. The decrease was primarily as a result of a reduction in general and administrative expense and the favorable impact of foreign exchange rates.

Tax Items

We recorded income tax expense of nil and $5 million for the three months ended March 31, 2022 and March 31, 2021, respectively. Our adjusted effective tax rate was 35% for both the three months ended March 31, 2022 and the same period in 2021.

Our income taxes are significantly affected by the mix of income and losses in the tax jurisdictions and valuation allowances in certain jurisdictions in which we operate. In 2022, we expect to see an adjusted effective tax rate of approximately 35%. We continue to expect our adjusted effective tax rate in the long-term will be approximately 15% to 20%.

Liquidity and Capital Resources

As of March 31, 2022, we had $284 million of total liquidity, including cash and cash equivalents of $46 million (excluding cash received in the Tronox settlement) and $238 million of availability under our existing asset-based revolving credit facility. At the end of the first quarter, net debt was $908 million compared to $798 million as of December 31, 2021.

On April 25, 2022 we received $85 million cash in settlement with Tronox to resolve a multi-year legal dispute. We intend to utilize a portion of these proceeds to reduce our debt.

Primary working capital was a cash use of $87 million in the first quarter 2022. This was attributable to higher accounts receivables resulting from increased seasonal sales volumes and higher average selling prices.

Year to date, capital expenditures totaled $17 million. We expect total capital expenditures in 2022 to be approximately $85 to $95 million.

Earnings Conference Call Information

We will hold a conference call to discuss our first quarter 2022 results on Wednesday, May 4, 2022 at 8:00 a.m. ET.

Call-in numbers for the conference call:
U.S. participants	1-833-366-1118
International participants	1-412-902-6770
(No passcode required)

In order to facilitate the registration process, you may use the following link to pre-register for the conference call. Callers who pre-register will be given a unique PIN and separate call-in number to gain immediate access to the call and bypass the live operator. To pre-register, please go to:

https://dpregister.com/sreg/10164613/f1fb2d8f83

Webcast Information

The conference call will be available via webcast and can be accessed from the company’s website at venatorcorp.com/investor-relations.

Replay Information

The conference call will be available for replay beginning May 4, 2022 and ending May 11, 2022.

Call-in numbers for the replay:
U.S. participants	1-877-344-7529
International participants	1-412-317-0088
Passcode	2608292

Upcoming Conferences

During the second quarter of 2022, a member of management is expected to present at Deutsche Bank's 13th Annual Global Materials Conference on June 8, 2022 and BMO's Chemical and Packaging Summit on June 22, 2022. A webcast of the presentations, if applicable, along with accompanying materials will be available at venatorcorp.com/investor-relations.

Table 1 — Results of Operations

	Three months ended
	March 31,
(In millions, except per share amounts)	2022	2021
Revenues	$659	$553
Cost of goods sold	596	500
Operating expenses	42	44
Restructuring, impairment and plant closing and transition costs	11	14
Operating income (loss)	10	(5)
Interest expense, net	(15)	(15)
Other income, net	3	5
Loss before income taxes	(2)	(15)
Income tax expense	—	(5)
Net loss	(2)	(20)
Net income attributable to noncontrolling interests	(1)	(1)
Net loss attributable to Venator	$(3)	$(21)

Adjusted EBITDA(1)	$57	$49
Adjusted net income attributable to Venator(1)	$6	$1

Basic loss per share	$(0.03)	$(0.20)
Diluted loss per share(4)	$(0.03)	$(0.20)
Adjusted earnings per share(1)	$0.06	$0.01
Adjusted diluted earnings per share(1)	$0.06	$0.01

Ordinary share information:
Basic shares outstanding	107.6	107.1
Diluted shares(4)	107.7	107.7

See end of press release for footnote explanations

Table 2 — Results of Operations by Segment

	Three months ended
	March 31,		Favorable /
(In millions)	2022	2021	(Unfavorable)
Segment Revenues:
Titanium Dioxide	$510	$414	23%
Performance Additives	149	139	7%
Total	$659	$553	19%

Segment Adjusted EBITDA(1):
Titanium Dioxide	$49	$40	23%
Performance Additives	20	23	(13)%
Corporate and other	(12)	(14)	14%
Total	$57	$49	16%

See end of press release for footnote explanations

Table 3 — Factors Impacting Sales Revenue

	Three months ended
	March 31, 2022 vs. 2021
	Average Selling Price(a)
	Local Currency	Exchange Rate	Sales Mix & Other	Sales Volume(b)	Divestitures (c)	Total
Titanium Dioxide	29%	(6)%	1%	(1)%	—%	23%
Performance Additives	20%	(4)%	1%	(5)%	(5)%	7%
Total Company	27%	(6)%	1%	(2)%	(1)%	19%

(a)	Excludes revenues from tolling arrangements, by-products and raw materials

(b)	Excludes sales volumes of by-products and raw materials

(c)	Our water treatment business was disposed of in the second quarter of 2021

Table 4 — Reconciliation of U.S. GAAP to Non-GAAP Measures

	EBITDA		Net Income (Loss)		Diluted Earnings (Loss) Per Share(1)(4)
	Three months ended		Three months ended		Three months ended
	March 31,		March 31,		March 31,
(In millions, except per share amounts)	2022	2021	2022	2021	2022	2021
Net loss	$(2)	$(20)	$(2)	$(20)	$(0.02)	$(0.18)
Net income attributable to noncontrolling interests	(1)	(1)	(1)	(1)	(0.01)	(0.02)
Net loss attributable to Venator	(3)	(21)	(3)	(21)	(0.03)	(0.19)
Interest expense, net	15	15
Income tax expense	—	5
Depreciation and amortization	31	31
(Gain) loss on disposal of businesses/assets	(1)	—	(1)	—	(0.01)	—
Certain legal expenses/settlements	2	1	2	1	0.02	0.01
Amortization of pension and postretirement actuarial losses	—	3	—	3	—	0.03
Net plant incident costs	2	1	2	1	0.02	0.01
Restructuring, impairment, plant closing and transition costs	11	14	11	14	0.10	0.13
Income tax adjustments(2)	—	—	(5)	3	(0.05)	0.03
Adjusted(1)	$57	$49	$6	$1	$0.06	$0.01

Adjusted income tax expense(2)			$5	$2
Net income attributable to noncontrolling interests, net of tax			1	1
Adjusted pre-tax income (loss)			$12	$4
Adjusted effective tax rate			35%	35%

	EBITDA	Net Income (Loss)	Diluted Earnings (Loss) Per Share(1)
	Three months ended December 31,	Three months ended December 31,	Three months ended December 31,
(In millions, except per share amounts)	2021	2021	2021
Net loss	$15	$15	$0.14
Net income attributable to noncontrolling interests	(1)	(1)	(0.01)
Net loss attributable to Venator	14	14	0.13
Interest expense, net	15
Income tax expense	(45)
Depreciation and amortization	30
Business acquisition and integration expenses	1	1	0.01
Separation gain	3	3	0.03
Loss on disposal of businesses/assets	7	7	0.07
Certain legal expenses/settlements	1	1	0.01
Amortization of pension and postretirement actuarial losses	2	2	0.02
Net plant incident costs	4	4	0.04
Restructuring, impairment, plant closing and transition costs	8	8	0.07
Income tax adjustments(2)	—	(45)	(0.42)
Adjusted(1)	$40	$(5)	$(0.05)

Adjusted income tax expense(2)		$—
Net income attributable to noncontrolling interests, net of tax		1
Adjusted pre-tax loss		$(4)
Adjusted effective tax rate		35%

See end of press release for footnote explanations

Table 5 — Selected Balance Sheet Items

	March 31,	December 31,
(In millions)	2022	2021
Cash and cash equivalents	$46	$156
Accounts and notes receivable, net	489	371
Inventories	473	478
Prepaid expenses and other current assets	89	84
Property, plant and equipment, net	816	848
Other assets	427	427
Total assets	$2,340	$2,364

Accounts payable	$401	$377
Other current liabilities	112	131
Current portion of debt	5	5
Long-term debt	949	949
Non-current payable to affiliates	21	21
Other non-current liabilities	306	313
Total equity	546	568
Total liabilities and equity	$2,340	$2,364

Table 6 — Outstanding Debt

	March 31,	December 31,
(In millions)	2022	2021
Debt:
Term Loan Facility	$355	$356
Senior Secured Notes	218	217
Senior Unsecured Notes	372	372
Other debt	9	9
Total debt - excluding affiliates	954	954
Total cash	46	156
Net debt - excluding affiliates	$908	$798

Table 7 — Summarized Statement of Cash Flows

	Three months ended
	March 31,
(In millions)	2022	2021
Total cash at beginning of period	$156	$220
Net cash provided by operating activities	(86)	(15)
Net cash (used in) provided by investing activities	(21)	(15)
Net cash provided by (used in) financing activities	(3)	(2)
Effect of exchange rate changes on cash	—	(1)
Total cash at end of period	$46	$187

Supplemental cash flow information:
Cash paid for interest	$(25)	$(28)
Cash paid for income taxes	(1)	—
Capital expenditures	(17)	(12)
Depreciation and amortization	31	31
Restructuring	(11)	(3)
Net cash flows associated with Pori	(10)	(4)

Changes in primary working capital:
Accounts receivable	(122)	(50)
Inventories	(1)	(7)
Accounts payable	36	47
Total cash provided by (used in) primary working capital	$(87)	$(10)

	Three months ended
	March 31,
(In millions)	2022	2021
Free cash flow(3):
Net cash (used in) operating activities	$(86)	$(15)
Capital expenditures	(17)	(12)
Free cash flow(3)	$(103)	$(27)

See end of press release for numbered footnote explanations

Footnotes

(1)	Our management uses adjusted EBITDA to assess financial performance. Adjusted EBITDA is defined as net income/loss before interest income/expense, net, income tax expense/benefit, depreciation and amortization, and net income attributable to noncontrolling interests, as well as eliminating the following adjustments: (a) business acquisition and integration expense/adjustments; (b) loss/gain on disposition of businesses/assets; (c) certain legal expenses/settlements; (d) amortization of pension and postretirement actuarial losses/gains; (e) net plant incident costs/credits; and (f) restructuring, impairment, and plant closing and transition costs/credits. We believe that net income is the performance measure calculated and presented in accordance with U.S. GAAP that is most directly comparable to adjusted EBITDA.

We believe adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation. Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

Nevertheless, our management recognizes that there are limitations associated with the use of adjusted EBITDA in the evaluation of us as compared to net income. Our management compensates for the limitations of using adjusted EBITDA by using this measure to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business rather than U.S. GAAP results alone.

In addition to the limitations noted above, adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods because certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods, may not be indicative of future results.

Adjusted net income (loss) attributable to Venator Materials PLC ordinary shareholders is computed by eliminating the after-tax amounts related to the following from net income/loss attributable to Venator Materials PLC ordinary shareholders: (a) business acquisition and integration expenses/adjustments; (b) loss/gain on disposition of businesses/assets; (c) certain legal expenses/settlements; (d) amortization of pension and postretirement actuarial losses/gains; (e) net plant incident costs/credits; and (f) restructuring, impairment, and plant closing and transition costs/credits. Basic adjusted net income per share excludes dilution and is computed by dividing adjusted net income by the weighted average number of shares outstanding during the period. Adjusted diluted net income per share reflects all potential dilutive ordinary shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

Adjusted net income (loss) and adjusted net income (loss) per share amounts are presented solely as supplemental information. These measures exclude similar noncash items as adjusted EBITDA in order to assist our investors in comparing our performance from period to period and as such, bear similar risks as adjusted EBITDA as documented above. For that reason, adjusted net income and the related per share amounts, should not be considered in isolation and should be considered only to supplement analysis of U.S. GAAP results.

(2)	Income tax expense is adjusted by the amount of additional tax expense or benefit that we would accrue if we used non-GAAP results instead of GAAP results in the calculation of our tax liability, taking into consideration our tax structure. We use a normalized effective tax rate of 35%, which reflects the weighted average tax rate applicable under the various jurisdictions in which we operate. This non-GAAP tax rate eliminates the effects of non-recurring and period specific items which are often attributable to restructuring and acquisition decisions and can vary in size and frequency. This rate is subject to change over time for various reasons, including changes in the geographic business mix, valuation allowances, and changes in statutory tax rates.

We eliminate the effect of significant changes to income tax valuation allowances from our presentation of adjusted net income to allow investors to better compare our ongoing financial performance from period to period. We do not adjust for insignificant changes in tax valuation allowances because we do not believe it provides more meaningful information than is provided under GAAP. We believe that our revised approach enables a clearer understanding of the long-term impact of our tax structure on post tax earnings.

(3)	Management internally uses a free cash flow measure: (a) to evaluate the Company’s liquidity, (b) to evaluate strategic investments, (c) to evaluate the Company’s ability to incur and service debt. Free cash flow is not a defined term under U.S. GAAP, and it should not be inferred that the entire free cash flow amount is available for discretionary expenditures. Free cash flow is defined as cash flows provided by (used in) operating activities from continuing operations less capital expenditures. The Company updated its definition of free cash flow during the third quarter of 2021 to conform to the definition more commonly used by publicly traded companies. Prior to the third quarter of 2021, free cash flow was defined as cash flows provided by (used in) operating activities from continuing operations and used in investing activities. Prior period comparatives within this release have been restated for the updated definition. Free cash flow is typically derived directly from the Company’s consolidated statement of cash flows; however, it may be adjusted for items that affect comparability between periods. Free cash flow is presented as supplemental information.

(4)	The potentially dilutive impact of share-based awards was excluded from the calculation of earnings per share for the three months ended March 31, 2022 because there is an anti-dilutive effect as we are in a net loss position.

(5)	"Net debt" is not a defined term under U.S. GAAP. We define net debt as debt (the most comparable GAAP measure, calculated as long-term obligations plus short-term borrowings) minus cash and cash equivalents. Management believes that net debt is an important measure to monitor leverage and evaluate the balance sheet.

About Venator

Venator is a global manufacturer and marketer of chemical products that comprise a broad range of pigments and additives that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments and timber treatment businesses. Based in Wynyard, U.K., Venator employs approximately 3,500 associates and sells its products in more than 110 countries.

Social Media:

Twitter: www.twitter.com/VenatorCorp

Facebook: www.facebook.com/venatorcorp

LinkedIn: www.linkedin.com/company/venator-corp

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements represent Venator’s expectations or beliefs concerning future events, and it is possible that the expected results described in this press release will not be achieved. These forward looking statements are subject to risks, uncertainties and other factors, many of which are outside of Venator’s control, that could cause actual results to differ materially from the results discussed in the forward looking statements, including the impacts and duration of the global outbreak of the COVID-19 pandemic on the global economy and all aspects of our business, including our employees, customers, suppliers, partners, results of operations, financial condition and liquidity, global economic conditions, our ability to maintain sufficient working capital, our ability to access capital markets on favorable terms, the costs associated with the closure of our Pori facility and execution of our business improvement programs and initiatives, our ability to realize financial and operational benefits from our business improvement plans and initiatives, changes in raw material and energy prices, interruptions in raw materials and energy, industry production capacity and operating rates, the supply demand balance for our products and that of competing products, pricing pressures, technological developments, legal claims by or against us, changes in government regulations, including increased manufacturing, labeling and waste disposal regulations and the classification of TiO2 as a carcinogen in the EU, management of materials resulting from our manufacturing process, including the ability to develop commercial markets in the regions that we manufacture and our ability to dispose of these materials if necessary, the impacts of increasing climate change regulations, geopolitical events, cyberattacks and public health crises.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Venator does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Venator to predict all such factors. When considering these forward looking statements, you should keep in mind the risk factors and other cautionary statements in Venator’s filings with the US Securities and Exchange Commission, including Venator's Annual Reports on Form 20-F for the year ended December 31, 2021 and its Quarterly Report on Form Form 6-K for the quarter ended March 31, 2022. The risk factors and other factors noted therein could cause its actual results to differ materially from those contained in any forward looking statement.